Exhibit 12.1

RHYTHMONE PLC

COMPUTATION OF HISTORICAL AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

in $ thousands (unaudited)	Pro Forma For the Six Months Ended September 30, 2017	Pro Forma For the Year Ended March 31, 2017	For the Six Months Ended September 30,		For the Years Ended March 31,
			2017	2016	2017	2016
Earnings before fixed charges:
Loss before income tax	(7,556)	(57,773)	(8,286)	(10,296)	(14,890)	(77,181)
Add: Fixed charges (below)	2,354	5,885	640	661	1,263	1,352

Total earnings before fixed charges	(5,202)	(51,888)	(7,646)	(9,635)	(13,627)	(75,829)
Fixed charges:
Finance costs (1)	872	2,439	141	84	266	198
Estimated interest portion of operating lease expense (2)	1,482	3,446	499	577	997	1,154

Total fixed charges	2,354	5,885	640	661	1,263	1,352
Ratio of loss to fixed charges (3) (4)	(2.2)	(8.8)	(12.0)	(14.6)	(10.8)	(56.1)

(1)	Finance expense includes interest expense on finance lease obligations.
(2)	One-third of operating lease expense is the portion deemed representative of the interest factor.
(3)	Based on rounded thousands.
(4)	The ratio coverage in the years ended March 31, 2017 and 2016 and the six months ended September 30, 2017 and 2016 was less than 1:1. We would have needed to generate additional earnings of $14.9 million. $77.2 million, $8.3 million and $10.3 million in the years ended March 31, 2017 and 2016 and in the six months ended September 2017 and 2016, respectively, to achieve a coverage of 1:1.